Exhibit 99.15
NEWS RELEASE
FOR IMMEDIATE RELEASE
July 7, 2010
STUDENT TRANSPORTATION’S EDUCATION FOUNDATION TO SUPPORT WAYNE
GRETZKY FOUNDATION
Toronto Area Students to Be Awarded Scholarships
Barrie, ON (July 7, 2010) — Student Transportation, Inc. (“ST, Inc.”) and it’s Education Foundation known as the STAEF announced it will award cash scholarships totaling $25,000 this coming year to high school students from the Greater Toronto Area. Scholarships will be awarded to high school students who display pride in their community and are choosing to attend a college or university in Ontario.
As an official PGA TOUR Nationwide Tour event, the Ford Wayne Gretzky Classic presented by Samsung returns for its third year and features celebrities and amateurs paired with 160 professionals in a Pro-Am formatted golf tournament. The tournament will be held at the Georgian Bay Club (July 5-11) and the Raven Golf Club at Lora Bay (July 5-9). Georgian Bay Club and the Raven Golf Club at Lora Bay are nestled beautifully in the Thornbury/Collingwood area, just one hour from Toronto, Ontario. Supporting the Student Transportation Foundation at this event are companies and individuals from Scotia Capital Inc., Wellington West Capital Markets Inc., BMO Capital Markets, CIBC World Markets Inc., TD Securities Inc., National Bank Financial, PBL Insurance, Tory’s LLP, and Goodman’s LLP.
“This is our first event with the Gretzky Foundation and we couldn’t have been happier with the response we have received,” said Denis J. Gallagher, Chairman and CEO of ST, Inc. and the STAEF. “We will be providing free shuttle transportation for the event in support of the Gretzky Foundation. In return, they have allowed us to participate with ticket sales to help our students receive scholarships to Ontario colleges and universities.”
“We have an established relationship already with the Nationwide Tour through The PGA TOUR’s Nationwide Tour Championship at Daniel Island, in Charleston, South Carolina,” added Gallagher. The STAEF was the host organization for the event in 2009 and will continue that partnership in 2010 and 2011. The goal is to increase awareness of the foundation and to provide scholarships in the coming years to high school seniors in communities that the company serves, including the Greater Toronto Area where they have substantial school bus operations. “This is a fantastic new partnership and we are very grateful to those individuals who contributed. This will have a positive impact on our students’ lives.”
For more information about Student Transportation’s Education Foundation visit www.staef.org.
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About the STA Education Foundation

The Student Transportation of America Education Foundation is the philanthropic arm of Student Transportation, Inc. , the third largest provider of school bus transportation services in North America. The STA Education Foundation is a 501(c) (3) public charity that focuses the experience of the company and the talents of more than 6,000 employees on advancing educational opportunities available to the students it transports daily in more than 200 school districts in 11 U.S. states and Ontario, Canada. Since its creation in 2003, the Foundation has raised nearly $200,000 and awarded more than 80 scholarships to students who demonstrate academic achievement, community service and leadership. Learn more about STA and its commitment to the community at www.staef.org
About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 6,300 vehicles. Student Transportation Inc. family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
FOUNDATION CONTACT:
Student Transportation of America Education Foundation
Denis J. Gallagher, Chairman
732-280-4200
Email: djgallagher@staef.org
Website: www.staef.org